Exhibit 11

                           GLENAYRE TECHNOLOGIES, INC.

                     COMPUTATION OF EARNINGS PER COMMON SHARE

                      In Thousands Except Per Share Amounts

                                   (Unaudited)



                                                    Three Months Ended March 31,
                                                         1995           1994
Income from continuing operations	               $13,782          $ 7,341
Income from discontinued operations	                    --              163

Net Income	                                       $13,782          $ 7,504

Primary Earnings Per Share:

Weighted average shares outstanding during the period   25,044           23,994
Add incremental shares from:
   - 1987 Stock Option Plan	                           265              358
   - Long-Term Incentive Plan	                         1,320            1,532
   - Employee Stock Purchase Plan	                     3                1
Total	                                                26,632           25,885

Continuing operations	                                $  .52           $  .28
Discontinued operations	                                    --              .01

Net income per share	                                $  .52           $  .29

Fully Diluted Earnings Per Share:

Weighted average shares outstanding during the period	25,044           23,994
Add incremental shares from:
   - 1987 Stock Option Plan	                           267              357
   - Long-Term Incentive Plan	                         1,353            1,530
   - Employee Stock Purchase Plan	                     4                1
Total	                                                26,668           25,882

Continuing operations	                                $  .52           $  .28
Discontinued operations	                                    --              .01

Net income per share	                                $  .52           $  .29


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